UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
     (Check one):   ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: October 1, 2005
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
     EMS Technologies, Inc.

Full Name of Registrant

Former Name if Applicable
     660 Engineering Drive

Address of Principal Executive Office (Street and Number)
     Norcross, GA 30092

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Near the end of the quarter ended October 1, 2005 and for several weeks thereafter, the Company devoted a significant portion of its finance and accounting resources in support of the efforts required to finalize a definitive agreement for the sale of its Space & Technology/Montreal division. The definitive agreement for the sale of this division was signed on October 28, 2005, and a related Report on Form 8-K was filed on November 1.
As a result, the Company could not, without unreasonable effort or expense, prepare the filing and related documentation on a timetable that allowed adequate time for the internal and external reviews required to ensure that the information is both complete and accurate, for a filing of its quarterly report on Form 10-Q on or before November 10, 2005. The Company intends and expects to file its Quarterly Report on Form 10-Q no later than the fifth calendar day following the prescribed due date.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1344 (07-03)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gary Shell	770	729-6512

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 8, 2005, the Company filed a report on Form 8-K immediately prior to publicly announcing its preliminary results for the fiscal quarter ended October 1, 2005. That public announcement provided detail as to the principal factors affecting the comparative results, which included record sales and significantly higher profits in continuing operations for the 2005 period as compared with the 2004 period, as well as recognition in the third quarter of 2005 of a $4.0 million impairment charge in discontinued operations related to the Satellite Networks division’s net assets held for sale. The consolidated statement of operations to be filed with the report on Form 10-Q for the fiscal quarter ended October 1, 2005 is expected to be consistent with the results of operations reported in the November 8, 2005 report on Form 8-K.
EMS Technologies, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2005
By:	/s/ Don T.Scartz
Don T. Scartz
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).